Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                         For the month of February, 2005

                              CONVERIUM HOLDING AG
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                                 Baarerstrasse 8
                                   CH-6300 Zug
                                   Switzerland
                    ----------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F    X        Form 40-F
                                  -------              -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes             No   X
                           -------        -------

If "Yes" is marked, indicate the file number assigned to the registrant in
connection with Rule 12g3-2(b):  82-   Not Applicable



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                           Converium Holding Ltd, Zug


Zug, Switzerland - February 10, 2005 - Converium today announces the appointment of Andreas Zdrenyk as interim CFO.

The Board of Directors of Converium Holding Ltd has agreed to the appointment of Andreas Zdrenyk as interim CFO of Converium following Martin Kauer's scheduled departure on February 28, 2005. Converium's search for a successor to Martin Kauer is ongoing and will extend beyond his departure date.

Andreas Zdrenyk joined Zurich Re/Converium in 1998 and has gained in-depth insight into the Company's operations in various functions such as Chief Financial Officer of Converium Zurich and Zurich Re Zurich, respectively, and Head of Internal Audit & Consulting. He currently serves as Converium's Global Chief Information Technology Officer. Prior to joining Zurich Re/Converium Andreas Zdrenyk spent a total of 16 years with the Winterthur Swiss Insurance Group, 6 years of which as regional Head of Internal Audit North America based in the United States.

Andreas Zdrenyk, a Swiss citizen, holds a Master's of Business Administration degree from Cox School of Business (Dallas, USA) and a Master's of Information Systems / Information Technology degree from the Swiss Association of Commerce (Zurich, Switzerland).

Converium is pleased that Andreas Zdrenyk has accepted this interim role in order to ensure management continuity in the Company's finance area.


                                  * * * * * * *


Enquiries:

Esther Gerster                              Zuzana Drozd
Manager Corporate Communications            Head of Investor Relations

esther.gerster@converium.com                zuzana.drozd@converium.com
                                            --------------------------

Phone:         +41 (0) 1 639 90 22          Phone:         +41 (0) 1 639 91 20
Fax:           +41 (0) 1 639 70 22          Fax:           +41 (0) 1 639 71 20

About Converium

Converium is an independent international multi-line reinsurer known for its innovation, professionalism and service. Today Converium employs more than 700 people in 20 offices around the globe and is organized into three business segments: Standard Property & Casualty Reinsurance, Specialty Lines and Life & Health Reinsurance. Converium has a "BBB+" rating (outlook stable) from Standard & Poor's and a "B++" rating (outlook stable) from A.M. Best Company.

Important Disclaimer

This document contains forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. It contains forward-looking statements and information relating to the Company's financial condition, results of operations, business, strategy and plans, based on currently available information. These statements are often, but not always, made through the use of words or phrases such as `expects', `should continue', `believes', `anticipates', `estimates' and `intends'. The specific forward-looking statements cover, among other matters, the reinsurance market, the outcome of insurance regulatory reviews, the Company's operating results, the rating environment and the prospect for improving results, the amount of capital required and impact of its capital improvement measures, including the restructuring of our U.S. business and its reserve position. Such statements are inherently subject to certain risks and uncertainties. Actual future results and trends could differ materially from those set forth in such statements due to various factors. Such factors include general economic conditions, including in particular economic conditions; the frequency, severity and development of insured loss events arising out of catastrophes, as well as man-made disasters; the outcome of our regular quarterly reserve review, the ability to exclude and to reinsure the risk of loss from terrorism; fluctuations in interest rates; returns on and fluctuations in the value of fixed-income investments, equity investments and properties; fluctuations in foreign currency exchange rates; rating agency actions; changes in laws and regulations and general competitive factors, and other risks and uncertainties, including those detailed in the Company's filings with the U.S. Securities and Exchange Commission and the SWX Swiss Exchange. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.


www.converium.com
-----------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                               CONVERIUM HOLDING AG




                                               By:  /s/ Dirk Lohmann
                                                  ------------------
                                                    Name:      Dirk Lohmann
                                                    Title:     CEO



                                               By:  /s/ Christian Felderer
                                                  ------------------------
                                                    Name: Christian Felderer
                                                    Title: General Legal Counsel



Date: February 10, 2005